EXHIBIT 99.7

Consent of Independent Registered Chartered Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-153305) and we consent to the use in this Annual Report on Form 40-F of our reports dated March 26, 2009 relating to the consolidated financial statements of Banro Corporation as at December 31, 2008 and for the years ended December 31, 2008 and 2007 and the effectiveness of Banro Corporation’s internal control over financial reporting as at December 31, 2008 (which reports (1) express an unqualified opinion on the consolidated financial statements and includes a separate report titled Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict referring to changes in accounting principles that have a material effect on the comparability of the financial statements and (2) express an unqualified opinion on the Company’s Internal Control over financial reporting) appearing in the Annual Report on Form 40-F for the year ended December 31, 2008.

We also consent to the reference to us under the caption “Interests of Experts” in the Annual Report on Form 40-F.

/s/ BDO Canada LLP

BDO Canada LLP

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
March 29, 2010